Exhibit 12.1
COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12.1 — COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
The following table sets forth the ratio of earnings to fixed charges of the Company for the nine months ended September 30, 2005 and 2004, the years ended December 31, 2004, 2003, and 2002, ten-month period ended December 31, 2001, and the fiscal year ended February 28, 2001 computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

						Ten Months	Fiscal Year
	Nine Months Ended		Year Ended			Ended	Ended
	September 30,		December 31,			December 31,	February 28,
(Dollars are in thousands)	2005	2004	2004	2003	2002	2001	2001
Net earnings	$1,889,195	$1,827,739	$2,197,574	$2,372,950	$841,779	$486,006	$374,153
Income tax expense	1,246,361	1,126,597	1,398,299	1,472,822	501,244	302,613	211,882
Interest expense	3,814,165	1,765,302	2,608,338	1,940,207	1,461,066	1,474,719	1,330,724
Interest portion of rental expense	69,837	41,525	53,562	36,565	26,671	16,201	17,745

Earnings available to cover fixed charges	$7,019,558	$4,761,163	$6,257,773	$5,822,544	$2,830,760	$2,279,539	$1,934,504

Fixed charges:
Interest expense	$3,814,165	$1,765,302	$2,608,338	$1,940,207	$1,461,066	$1,474,719	$1,330,724
Interest portion of rental expense	69,837	41,525	53,562	36,565	26,671	16,201	17,745

Total fixed charges	$3,884,002	$1,806,827	$2,661,900	$1,976,772	$1,487,737	$1,490,920	$1,348,469

Ratio of earnings to fixed charges	1.81	2.64	2.35	2.95	1.90	1.53	1.43